Clearmind A Psychedelic Drug Company

Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated October 24, 2022
Relating to Preliminary Prospectus
Dated October 20, 2022
Registration No.333-265900

Revolutionary Psychedelics for Treating Addiction & Mental Health.

Corporate Presentation | October 2022

- NASDAQ: **CMND**
- CSE: **CMND**
- FSE: **CWY**

Disclaimer

This presentation highlights information about Clearmind Medicine Inc., or we, us, our, or the Company, and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Registration Statement on Form F-1 (including a preliminary prospectus) with the Securities Exchange Commission, or the SEC, for the offering to which this presentation relates. The Registration Statement has not yet been declared effective. Before you invest, you should read the preliminary prospectus included in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may also access these documents for free by visiting EDGAR on the SEC website at www.sec.gov/edgar. The Preliminary Prospectus, dated October 20, 2022, is available on the SEC website at www.sec.gov/edgar. Alternatively, the Company or the underwriter participating in the offering will arrange to send you the Preliminary Prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This presentation does not constitute an offer or invitation for the sale or purchase of securities of the Company or to engage in any other transaction with the Company or its affiliates. The information in this presentation is not targeted at any residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.

Forward Looking Statements:

This presentation of Clearmind Medicine, Inc. contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities law. Words such as "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company uses forward-looking statements when we discuss our vision, the potential of our product, our strategy, market potential for product, our paradigm, commercialization of our product and our future growth. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements.

Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the ability of our pre-clinical and any future clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results; the ability of our pre-clinical and any future clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results; the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates, as well as the potential healthcare costs saved through utilizing our future product candidates; the ability of our future product candidate to address needs not currently addressed by the psychedelic industry; our ability to obtain and maintain regulatory approval of our future product candidates; our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our ability to compete with other companies who offer products that address similar issues that our future product candidates will address; our financial performance; the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirement; our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks; difficulties in our and our partners' ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians; and our ability to restructure our operations to comply with future changes in government regulation.

For a more detailed description of the risks and uncertainties affecting the Company, please review the Company's reports and other documents filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company's preliminary prospectus dated October 20, 2022, filed with the SEC as a part of the Company's Registration Statement on Form F-1 (File No. 333-265900), and documents incorporated by reference therein. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Offering details.

Issuer	Clearmind Medicine Inc.
Offering type	Initial Public Offering
Price range	$6.00 - $8.00
Shares offered	1,255,000 Common Shares plus a 15%, 45-day over-allotment option
Gross proceeds	$8.78 Million (assuming Common Shares are sold at the $7.00 mid-point of the range)
Listing Symbol	CMND
Pre-offering common shares outstanding	1,319,770
Use of proceeds	~$1.5 million to advance the formulation and clinical development efforts in our MEAI patented compounds ~$1.0 million to complete the pre-IND enabling studies and IND submission ~$3.5 million to complete our planned Phase I/IIa studies Remainder for working capital & general corporate purposes & possible in-licensing of intellectual property for new product candidates.
Underwriters	Aegis Capital Corp.

About Clearmind Medicine.

- **Who we are** — We are a pharmaceutical company approaching clinical stage, developing innovative psychedelic-based medicines to solve widespread health problems.
- **Our goal** — To develop and provide new types of treatments for unmet needs and lack of innovation in the field of mental health issues, such as alcohol use disorder (AUD), binge drinking and cocaine addiction.
- **Our vision** — We see psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications.

  We believe that our solution for AUD can help solve one of the world’s biggest health problems.

The problem: Alcohol use disorder.

Clearmind's flagship treatments are **focused** on Alcohol Use Disorder (AUD), which is incredibly common. It varies from mild to excessive, and describes a person's **inability to restrict their alcohol consumption,** despite negative social, occupational, or health consequences.



Alcohol consumption contributes to **3 million deaths** each year globally...

... In addition to disabilities and poor health of **millions of people.**

-WORLD HEALTH ORGANIZATION

- **Alcohol consumption is the 3rd leading** preventable cause of death in the US.[1]
- The **yearly cost** of excessive alcohol use in the US reached **$249 billion** in 2010.[2]

1 Mokdad, A.H.; Marks, J.S.; Stroup, D.F.; and Gerberding, J.L. Actual causes of death in the United States, 2000. JAMA 291(10):1238–1245, 2004. Erratum in JAMA 293(3):298, 2005.

2 Sacks, J. J., Gonzales, K. R., Bouchery, E. E., Tomedi, L. E., & Brewer, R. D. (2015). 2010 national and state costs of excessive alcohol consumption. American Journal of Preventive Medicine, 49(5), e73-e79.

The solution: MEAI

5-Methoxy-2-aminoindane.


O
NH2

5-Methoxy-2-aminoindane (MEAI) is a psychoactive molecule, exerting a euphoric **alcohol-like** experience and a **reduced desire** to consume alcoholic beverages. It shows a **good safety profile** in pre-clinical studies, with potential to change the lives of millions who struggle to drink in moderation.

Breaking the Cycle

We believe that MEAI breaks the vicious binge-drinking cycle at the decision point to drink more alcohol, by potentially innervating neural pathways such as 5-HT1A that lead to “sensible behaviour”.

Non-Addictive

Anecdotal reports and pre-clinical in-vivo results indicate on the self-limiting property of MEAI—unlike traditional treatments.

Expansive Potential

The literature shows that 5-HT1A receptors are associated with controlling craving behaviour across the board. This indicates that MEAI may have a wide range of applications beyond binge drinking.

Successful pre-clinical results in MEAI treatment for alcohol consumption.

Pre-clinical trial demonstrated high safety profile in addition to a significant suppressive effect on alcohol consumption

Clearmind conducted preclinical trials, training groups of mice to consume alcohol for five weeks

The groups were then given a daily dose of MEAI, with intermittent access to alcohol and water

After two weeks, researchers found a **significant reduction in alcohol consumption** in mice receiving MEAI

The untreated control group showed no significant reduction in alcohol consumption

No SAEs or treatment-related histological changes were observed amongst all MEAI treatment groups compared to control naive and vehicle animals in all the examined organs

MEAI toxicological evaluation.

5 days oral administration of MEAI,
at a dose level of 10 and 30 mg/kg in male and female rats did not cause any significant adverse clinical effects.[3]

Low cytotoxicity was observed
in the in vitro cytotoxicity assays.[3]

MEAI showed a good safety profile
at 10 and 30mg/kg in rats, corresponding to the human doses of 1.6 mg/kg and 4.8 mg/kg, respectively.[3]

Ethanol-MEAI mixtures induced no synergistic/additive neurotoxicity.[3]

SHIMSHONI JAKOB[1] AND NUTT DAVID[2], ET AL. 2017

[1] Kimron Veterinary Institute, Department of Toxicology, Bet Dagan, Israel. [2] Imperial College London, Neuropsychopharmacology Unit, London, UK. [3] Toxicological evaluation of 5-methoxy-2-aminoindane (MEAI): Binge mitigating agent in development Toxicology and Applied Pharmacology, Volume 319, 2017, Pages 59-68.

We hope to achieve the following treatment characteristics.

- Self-administered
- Gives trauma therapy time to work
- Supports reduction or abstinence goals
- Immediate reduction in alcohol use
- Abuse-resistant
- No expected conflicts with other drugs
- Non-hallucinogenic
- No expected conflicts with existing health issues

Low competitive intensity.

Only 3 other psychedelic companies are working on alcohol abuse problems



BY FIRM TREATMENT FOCUS
11
5
4
4
3
3
2
1
1
1
1
1
1
1
DEPRESSION
ANXIETY
ALCOHOL ABUSE
EATING DISORDERS
MIGRAINE & HEADACHES
SUBSTANCE ABUSE
PTSD
BIPOLAR
CANCER
FIBROMYALGIA
HOSPICE
OCD
STROKE REHABILITATION
UNSPECIFIED

The information contained in this table is provided as of December 21, 2021 from registered studies at www.clinicaltrials.gov for companies listed at https://psilocybinalpha.com/data/psychedelic-drug-development-tracker

Competitive landscape for alcohol use disorder*

	SOLE PATENT HOLDE R[1]	SELF-REGULATING CONSUMPTION[2]	SELF-ADMINISTERED[3]	NON-HALLUCINOGENIC[4]
Clearmind's MEAI	✓	✓	✓	✓
Psilocybin	—	—	—	—
MDMA	—	—	—	✓
Ketamine	—	—	—	✓ (orange)
LSD	—	—	—	—
Ibogaine	—	—	—	—
Noribogaine	✓	—	—	✓
18-MC	✓	—	—	✓

- The information presented in this table is based solely on the Company's own market research. Actual information may contradict the Company's findings.

1 One company is the sole patent holder for methods related to the drug's use

2 The drug has a self-regulating behavior that minimizes its risk of excessive use

3 The drug may be self-administered outside of a clinical setting

4 The drug has low or no known hallucinogenic effects at a range of dosages

Competitive advantage.

Most companies in the psychedelics field target depression and anxiety	Clearmind focuses on binge behaviors and addictions: A huge untapped market
Most companies develop classic psychedelics for which intellectual property is hard to file and approve	Clearmind is the sole developer of MEAI and has a robust portfolio of protected intellectual property
Most psychedelic treatments are designed to be adjuncts to psychotherapy	MEAI is designed to be self administered, due to its high safety potential, and not in conjunction to psychotherapy

IP portfolio of 23 patent Filings.

- Consists of **7 utility patent families** owned by the company.
- Claims include method of use and composition of matter.
- The **7 patent families** include 8 granted patents and 15 pending applications.

	PATENTS GRANTED	PENDING APPLICATIONS
Alcoholic beverages substitute	2	3
Binge behaviour regulators	6	7
Benzofurans as fail-safes for MDMA therapy	0	1
2FDCK for treatment of depression *(including TRD)*	0	1
Combination treatment for binge behavior	0	1
Treatment of cocaine addiction	0	1
Treatment of obesity and metabolic syndromes	0	1



Expected timeline.

Q3 2021

- Pre-clinical POC
- Pre-clinical MOA
- R&D projects for innovative molecules
- IND prep
- IP expansion

Q4 2021

- CMO partner for MEAI GMP production

Q1 2022

- Pre-clinical efficacy results
- DTC Approval

Q2 2022

- Pre-IND meeting
  Pre-clinical results

Q3 2022

- NCE candidate

Q4 2022

- IND submission
- Initiations of Phase I clinical trials

Additional indications.

Cocaine addiction

Obesity and metabolic syndrome

Depression and anxiety

Clearmind highlights.

Financial

- **C$9.6 M** raised to date. Well-funded to progress clinical trial and IP strategies
- **Strategic shareholders** including top Israeli institutional funds
- **No Debt**
- **Traded on the Canadian Stock Exchange since May 2021**

Scientific

- **15 different drug research programs**
- Targeting various indications such as Alcohol Use Disorder, depression, cocaine addiction, eating disorders and more
- **Demonstrated safety POC** of proprietary AUD molecule designed to be shorter acting, more scalable and accessible
- **Pre-clinical studies** progressing lead programs towards IND filings and Phase I clinical studies
- **Partnership** with leading universities & KOL's

Intellectual Property

- **7 Patents families**
  - 23 patents filed or granted
- **Patents filing program**
  - Novel psychedelic compounds
  - Integration of delivery platforms
  - Methods of use in psychiatric indications
  - Drug discovery pipeline

Backed by a strong and experienced medical management.

Adi Zuloff-Shani, PhD

Chief Executive Officer

Dr. Adi Zuloff-Shani is a Biomedical Research and Development Executive with a vast experience with over 20 years of strategic and operational leadership in the healthcare industry and a deep understanding of therapeutics development in heavily regulated environments. She has expertise in the Pharmaceutical industry, leading cell and drug development through drug and product development, CMC, non-clinical, all stages of clinical development, as well as clinical devel- opment strategies and regulatory (FDA, EMEA, others) interactions, NDAs, leading INDs, as well as parallel EU activities. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

"

Above all else, I have followed the Hippocratic Oath: "do no harm."
It has been my guiding light over several years leading multinational pharmaceutical organizations and continues today.

ADI ZULOFF-SHANI, PHD



A focused team of international experts.



Mark Haden
VP Business Development



Miriam Mangelus, PhD
Translational Medicine



Alan Rootenberg
Chief Financial Officer



Amit Shwartz, MSc
Director of R&D



Shannon Smadella
Community Development



Yael Stav, PhD
Program Management

An award-winning advisory board.



Prof. Michael Davidson

MD, Israeli Medical Centre for Alzheimer, Israel



Prof. Gabriele Fischer

MD, PhD, Medical University Vienna, Austria



Prof. Alon Friedman

MD, PhD, Dalhousie University, Halifax, Canada



Prof. Gal Yadid

PhD, Bar Ilan University, Israel



Win van den Brink

MD, PhD, University of Amsterdam, The Netherlands



Prof. Christian Schütz

MD, PhD, University of British Columbia, Canada



Prof. John Krystal

MD , Yale University, CT, USA



Prof. Mark Weiser

MD , Sheba Medical Centre, Israel

Experienced board of directors.



Amitay Weiss

Chairman of the Board

Mr. Amitay Weiss has served Chairman of our Board of Directors since August 19, 2019. Mr. Weiss served as the Chief Executive Officer of SciSparc Ltd. from August 2020 until January 2022, and since January 2022, Mr. Weiss has served as the Chairman of SciScparc's Board of Directors. In addition, Mr. Weiss currently serves as Chairman of the Board of Directors of both Automax Ltd. (TASE: AMX) and Save Foods, Inc. In 2016, Mr. Weiss founded Amity Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B from the Ono Academic College.



Oz Adler

Director

Mr. Oz Adler has served as our Director since September 2021. Mr. Adler currently serves as the Chief Executive Officer and Chief Financial Officer of SciSparc Ltd. where he has served since April 2018 and between September 2017 and March 2018, he served as VP Finance of SciSparc Ltd. From December 2020 to April 2021, Mr. Adler served as the Chief Financial Officer of Medigus Ltd. Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including Elbit Imaging Ltd. (TASE: EMITF), Rail Vision Ltd. (NASDAQ: RVSN), Jeffs' Brands Ltd., Polyrizon Ltd. and Charging Robotics Ltd. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.



Yehonatan Shachar

Director

Mr. Yehonatan Shachar has served as our Director since April 15, 2020. Mr. Shachar has served as the Chief Executive Officer of Heroic Media Ltd., a digital marketing agency that works with top Israeli e-commerce brands since February 2020. Before this role, from June 2019 until February 2021, Mr. Shachar served as the CEO of Chiron Refineries, where he lead a merger with Upsellon brands. Mr. Shachar has an LLB in Law and M.B.A in Business from the IDC International University in Herzliya, Israel.



Alan Rootenberg

Director

Mr. Alan Rootenberg has served as our Chief Financial Officer since June 14, 2022 and as our Director since April 15, 2020. Mr. Rootenberg has served as the Chief Financial Officer of Alpha Gold North Inc. since August 2021. In addition, Mr. Rootenberg has served as the Chief Financial Officer of BioHarvest Sciences, Inc. (CSE: BHSC) since November 2018 and has served as the Chief Financial Officer of Eco (Atlantic) Oil & Gas Ltd. (TSXV: EOG) since November 2011. These companies include mineral exploration, mining, technology, nutraceutical products, and companies in the cannabis industry. He also serves as a director of a number of publicly traded companies including A2Z Smart Technologies Corp. (TSXV: AZ) and Solvbl Solutions Inc. (CSE: SOLV). Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his CPA designation in Ontario, Canada.

Pre-offering capitalization table.

	Number of securities*	WAEP
Shares	1,319,700	
Options	157,666	CAD $20.40
RSUs	28,824	
Warrants	592,911	CAD $37.50
	2,099,171	

*As of October 21, 2022

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